UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EASTERN AMERICAN NATURAL GAS TRUST

(Name of Subject Company (Issuer))

ENERGY CORPORATION OF AMERICA

(Name of Filing Person (Offeror))

DEPOSITARY UNITS
(Title of Class of Securities)

912833KA7
(CUSIP Number of Class of Securities)

Donald C. Supcoe

Executive Vice President & General Counsel

Energy Corporation of America

4643 South Ulster Street

Suite 1100

Denver, Colorado 80237

(303) 694-2667

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Palmer Oelman

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$69,628,998	$9,498

(1)         Calculated solely for purposes of determining the filing fee.

(2)         The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $136.40 for every $1 million of transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,498	Filing Party:	Energy Corporation of America and ECA Marcellus Trust I.
Form or Registration No.: 333-185397		Date Filed: December 12, 2012 (initial filing); January 15, 2013 (Amendment No.1); January 18, 2013 (Amendment No. 2); February 1, 2013 (Amendment No. 3); February 4, 2013 (Amendment No. 4)

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the exchange offer by Energy Corporation of America, a West Virginia corporation (“ECA”), for up to 3,197,385 outstanding depositary units (the “NGT Depositary Units”) of Eastern American Natural Gas Trust, a Delaware statutory trust (“NGT”), for up to 4,120,059 outstanding common units (“ECT Common Units”) of ECA Marcellus Trust I, a Delaware statutory trust (“ECT”), upon the terms and conditions set forth in the Prospectus dated February 13, 2013 (as it may be amended or supplemented from time to time, the “Prospectus”), a copy of which is attached as Exhibit (a)(4)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(A), which collectively constitute the “Offer.”

ECA and ECT have filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 (File No. 333-185397) relating to the ECT Common Units to be offered to holders of NGT Depositary Units in the Offer (such registration statement, together with Amendment No. 1 thereto filed with the SEC on January 15, 2013, Amendment No. 2 thereto filed with the SEC on January 18, 2013 Amendment No. 3 thereto filed with the SEC on February 1, 2013, and Amendment No. 4 thereto filed with the SEC on February 4, 2013, the “Registration Statement”).  The terms and conditions of the Offer are set forth in the Prospectus that is a part of the Registration Statement and the related Letter of Transmittal.

All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by ECA and/or ECT is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

Pursuant to General Instruction F to Schedule TO, the information set forth in the Prospectus, including all exhibits and schedules thereto, is incorporated by reference herein in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.                                 Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Prospectus under the caption “The Offer” is incorporated herein by reference.

Item 2.                                 Subject Company Information.

Regulation M-A Item 1002

(a)         Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Eastern American Natural Gas Trust

c/o The Bank of New York Mellon Trust Company, N.A., as Trustee

Global Corporate Trust

919 Congress Avenue, Suite 500
Austin, Texas 78701

(800) 852-1422

(b)         Securities. As described in the Prospectus, the subject company is NGT.  The information set forth in the Prospectus on the cover page and in the section “Summary—Eastern American Natural Gas Trust” is incorporated herein by reference. This Schedule TO relates to the Offer by ECA to exchange up to 3,197,385 outstanding NGT Depositary Units for up to 4,120,059 ECT Common Units. As of February 12, 2013, there were 3,737,850 NGT Depositary Units outstanding.

(c)          Trading Market and Price. The information set forth in the Prospectus under the section titled “ECT and NGT Market Price and Distribution Matters” is incorporated herein by reference.

Item 3.                                 Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)                                       Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is being filed by ECA. The information set forth in the Prospectus under the captions “Questions and Answers about the Offer” and “Summary” is incorporated herein by reference.  None of ECA, nor, to the best of the knowledge of ECA, any of its directors, executive officers or other affiliates has been convicted in a criminal proceeding (except traffic violations or similar misdemeanors) during the past 5 years, or been a party to any judicial or administrative proceeding during the past 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person for future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any federal or state securities laws.

Item 4.                                 Terms of the Transaction.

Regulation M-A Item 1004

(a)         Material Terms. The information set forth in the Prospectus is incorporated herein by reference.

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)         Transactions.  Other than the Purchase and Sale Agreement between NGT and ECA dated January 3, 2013 (the “Purchase and Sale Agreement”), none of ECA or ECT, nor, to the best of ECA’s knowledge, any of ECA’s directors, officers, nor any of their respective associates, affiliates or subsidiaries, has effected any transaction during the prior two years which would require disclosure under Item 1005(a) of Regulation M-A.  The information set forth in the Prospectus under the section titled “The Offer—Ownership of NGT by ECA and its Officers, Directors and Affiliates” and “Summary—Eastern American Natural Gas Trust” is incorporated herein by reference.

(b)         Significant Corporate Events.  Other than the Purchase and Sale Agreement, none of ECA or ECT, nor, to the best of ECA’s knowledge, any of ECA’s directors, officers, nor any of their respective associates, affiliates or subsidiaries, has effected any transaction during the prior two years which would require disclosure under Item 1005(b) of Regulation M-A.  The information set forth in the Prospectus under the section titled “The Offer—Ownership of NGT by ECA and its Officers, Directors and Affiliates” and “Summary—Eastern American Natural Gas Trust” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities.  The information relating to the Purchase and Sale Agreement set forth in Items 5(a) and 5(b) and the information set forth in the Prospectus under “Summary—Eastern American Natural Gas Trust” is incorporated herein by reference.

Item 6.                                Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)         Purposes. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

THE OFFER

(c)          (1)-(7) Plans. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

Item 7.                                 Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)         Source of Funds. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

THE OFFER — “Source and Amount of Funds”

(b)         Conditions. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

THE OFFER — “Conditions of the Offer”

THE OFFER — “Source and Amount of Funds”

(d)         Borrowed Funds.  To the best of ECA’s knowledge, there are no borrowed funds that would require disclosure under Item 1007(d) of Regulation M-A.

Item 8.                                 Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)         Securities Ownership. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

THE OFFER — “Background and Reasons for and Alternatives to the Offer”

THE OFFER — “ECA’s Relationships with NGT and ECT”

(b)         Securities Transactions.  ECA has not, and, to the best of ECA’s knowledge, after reasonable inquiry, none of ECA’s directors, officers, nor any of their respective associates, affiliates or subsidiaries, has effected any transaction during the past 60 days which would require disclosure under Item 1008(b) of Regulation M-A.

Item 9.                                 Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)         Solicitations or Recommendations. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

THE OFFER — “Fees and Expenses”

Item 10.                          Financial Statements.

Regulation M-A Item 1010

(a)         Financial Information. Not applicable.  ECA is a privately held company that is not subject to reporting under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Although ECA is the offeror in the Offer, the ECT Common Units being offered for exchange by ECA are securities in ECT, not securities in ECA.  Therefore ECA is not required to provide financial statements.  The information set forth in the

Prospectus under the caption “Questions and Answers about the Offer—Is ECT’s Financial Condition Relevant to My Decision to Tender My NGT Depositary Units in the Offer?” is incorporated herein by reference.

(b)         Pro Forma Information. Not applicable.

(c)          Summary information. Not applicable.

Item 11.                          Additional Information.

Regulation M-A Item 1011

(a)         Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus under the following captions is incorporated herein by reference:

SUMMARY

BACKGROUND AND REASONS FOR AND ALTERNATIVES TO THE OFFER

THE OFFER — “Effect of the Offer on the Market for NGT Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations”

THE OFFER — “Certain Legal Matters; Regulatory Approvals”

THE OFFER — “ECA’s Relationships with NGT and ECT”

(c)          Other Material Information. The information set forth in the Prospectus and the Letter of Transmittal, to the extent not already incorporated in this Schedule TO, is incorporated herein by reference.

Item 12.                          Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal.

(a)(1)(B)	Letter to Clients.

(a)(1)(C)	Letter to Brokers and Banking Institutions.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(4)	Prospectus, dated February 13, 2013 filed pursuant to Rule 424(b)(4) with the SEC on February 13, 2013 (Registration No. 333-185397).

(a)(5)(A)	Press Release issued by Energy Corporation of America announcing ECA’s commencement of the Offer, February 13, 2013.

(a)(5)(B)	Presentation used in connection with investor presentation delivered by John Mork, President and CEO of Energy Corporation of America, available at www.dfking.com/ECA on February 13, 2013.

(a)(5)(C)	Transcript of recorded investor presentation delivered by John Mork, President and CEO of Energy Corporation of America, available at www.dfking.com/ECA on February 13, 2013.

(b)	None.

(c)	None.

(d)

Purchase and Sale Agreement by and between Eastern American Natural Gas Trust, as Seller, and Energy Corporation of America, as buyer, dated January 3, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eastern American Natural Gas Trust with the SEC on January 9, 2013).

(e)	None.

(f)	None.

(g)	None.

(h)(A)

5.1 Opinion of Richards, Layton and Finger P.A. (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013 and as further amended by Amendment No. 2 filed with the SEC on January 18, 2013).

(h)(B)

5.2 Opinion of Goodwin & Goodwin, LLP relating to Energy Corporation of America (incorporated by reference to Exhibit 5.2 to Amendment No. 1 of the Registration Statement on Form S-4 (Registration No. 333-185397) filed with the SEC on January 15, 2013).

Exhibit No.	Description

(h)(C)

8.1 Opinion of Vinson & Elkins L.L.P. (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013 and as further amended by Amendment No. 2 filed with the SEC on January 18, 2013).

Item 13.                          Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	ENERGY CORPORATION OF AMERICA

	By:	/s/ John Mork
	Name:	John Mork
	Title:	President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal.

(a)(1)(B)	Letter to Clients.

(a)(1)(C)	Letter to Brokers and Banking Institutions.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(4)	Prospectus, dated February 13, 2013 filed pursuant to Rule 424(b)(4) with the SEC on February 13, 2013 (Registration No. 333-185397).

(a)(5)(A)	Press Release issued by Energy Corporation of America announcing ECA’s commencement of the Offer, February 13, 2013.

(a)(5)(B)	Presentation used in connection with investor presentation delivered by John Mork, President and CEO of Energy Corporation of America, available at www.dfking.com/ECA on February 13, 2013.

(a)(5)(C)	Transcript of recorded investor presentation delivered by John Mork, President and CEO of Energy Corporation of America, available at www.dfking.com/ECA on February 13, 2013.

(b)	None.

(c)	None.

(d)

Purchase and Sale Agreement by and between Eastern American Natural Gas Trust, as Seller, and Energy Corporation of America, as buyer, dated January 3, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eastern American Natural Gas Trust with the SEC on January 9, 2013).

(e)	None.

(f)	None.

(g)	None.

(h)(A)

5.1 Opinion of Richards, Layton and Finger P.A. (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013 and as further amended by Amendment No. 2 filed with the SEC on January 18, 2013).

(h)(B)

5.2 Opinion of Goodwin & Goodwin, LLP relating to Energy Corporation of America (incorporated by reference to Exhibit 5.2 to Amendment No. 1 of the Registration Statement on Form S-4 (Registration No. 333-185397) filed with the SEC on January 15, 2013).

(h)(C)

8.1 Opinion of Vinson & Elkins L.L.P. (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013 and as further amended by Amendment No. 2 filed with the SEC on January 18, 2013).